Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PERSEVERANCE THROUGH TOUGH TIMES DELIVERS NEW GOLD MINE IN CÔTE D’IVOIRE
Abidjan, Côte d’Ivoire, 17 July 2009 — Development of Randgold Resources’ new gold mine at Tongon in the Côte d’Ivoire is on track for first production in the fourth quarter of 2010, chief executive Mark Bristow said today.
Speaking at a media day here, Bristow said work on site had stepped up a gear with the start of the major civil programmes for the process plant. Excavation has been completed and some 1 000m3 of a project total of 27 000m3 of concrete has already been poured.
Mechanical work on the CIL tank assembly has started and the earthworks are also progressing with the completion of the first phase of the main water storage dam. The dam is a major structure which, when completed, will have a capacity of 24 million m3 and supply the mine’s total water requirement. At its current stage of development, it holds more than enough water for construction purposes and the mine’s start-up phase.
Logistics are running on schedule through the port of Abidjan with 83 containers and 87 break bulk packs from an approximate project total of 1 000 having already arrived on site. The manpower level is also ramping up as the project gains momentum, with 584 people out of an estimated peak of 1 500 currently on site. In keeping with Randgold Resources’ commitment to localisation, expatriate personnel recruitment is being kept to a minimum and some 85% of the workforce will be drawn from the villages around Tongon.
Bristow said the Tongon project represented the triumph of patience and perseverance over considerable adversity, and reflected the company’s long-term focus on the discovery and development of sustainably profitable gold projects, as well as its partnership approach to host countries.
“Tongon was in fact one of our early discoveries and it was in line for development before our Loulo complex in Mali, which has now been in production for several years. The intervention of a period of civil unrest forced us to delay it, but throughout that trying time we never lost confidence in the project or the country. We maintained our presence there, stayed in touch with the various authorities and monitored the situation closely. Our experience in managing Africa’s often dynamic environments stood us in good stead in these circumstances, and last year we could see that the time was right to move ahead with the project,” Bristow said.
“Tongon is now a plus 3 million ounce deposit, and continuing exploration is focused on expanding its resource base further. Together with our other holdings in the country, it gives us a strong foothold in Côte d’Ivoire, a highly prospective region which boasts one of the best infrastructures in West Africa and is rapidly returning to normality. We believe it will more than justify our decision to make a substantial investment here — the mine is being built at a capital cost of US$280 million — and will in time also make a significant contribution to Côte d’Ivoire’s full recovery from the years of conflict.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Dr Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+223 6675 0122 or	+223 6675 6136	+44 20 7557 7738
+44 788 071 1386		randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.